The Laclede Group, Inc.
720 olive street
st. louis, missouri 63101

DOUGLAS H. YAEGER
  CHAIRMAN OF THE BOARD
                  PRESIDENT
                       AND
 CHIEF EXECUTIVE OFFICER

May 20, 2009

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D. C. 20549

Re:           Laclede Group, Inc.
Form 10-K fiscal year end September 30, 2008
Filed December 4, 2006
Form 10-Q for Periods Ended December 31, 2008 and March 31, 2009
Proxy Statement on Schedule 14A
Filed December 22, 2008
File No. 001-16681

Dear Mr. Owings:

The following comment and supplementary information are in response to your letter dated May 7, 2009 to me regarding the above-captioned filings of The Laclede Group, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2008

Results of Operations, page 22

1.
We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements.  It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks.  Therefore, in future filings please give consideration to providing:

•
An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

•
A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

An example of where you could elaborate is your discussion of how you plan to “reduce the impact of higher costs associated with wholesale natural gas prices by strategically structuring its natural gas supply portfolio and through the use of financial instruments.”

Response: The Company will expand the “Overview” section included in its Management’s Discussion and Analysis in future filings to highlight matters on which management focuses in evaluating financial condition and results of operations and to identify material challenges and risks. Certain information already included in other sections of our Form 10-K will also be presented in this section.  In addition, management will consider whether additional information and formatting changes are appropriate.  An example of the expanded version is presented below (note – as used in this letter, new text is in italics).

THE LACLEDE GROUP, INC.

INTRODUCTION

This management’s discussion analyzes the financial condition and results of operations of The Laclede Group, Inc. (Laclede Group or the Company) and its subsidiaries. It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s Consolidated Financial Statements and the Notes thereto.

RESULTS OF OPERATIONS

Overview

Laclede Group’s earnings are primarily derived from the regulated activities of its largest subsidiary, Laclede Gas Company (Laclede Gas or the Utility), Missouri’s largest natural gas distribution company. Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the City of St. Louis and parts of ten other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates and in accordance with tariffs authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. Due to the seasonal nature of the business of Laclede Gas, Laclede Group’s earnings are seasonal in nature and are typically concentrated in the November through April period, which generally corresponds with the heating season.

On March 31, 2008, the Company completed the sale of 100% of its interest in its wholly-owned subsidiary SM&P Utility Resources, Inc. (SM&P) to Stripe Acquisition, Inc. (an affiliate of Kohlberg Management VI, LLC) for $85 million in cash, subject to certain closing and post-closing adjustments. SM&P is an underground facilities locating and marking business that formerly comprised Laclede Group’s Non-Regulated Services operating segment. The sales agreement included representations, warranties, and indemnification provisions customary for such transactions and was filed as an exhibit to the March 31, 2008 Form 10-Q. In accordance with generally accepted accounting principles, the results of operations for SM&P are reported as discontinued operations in the Consolidated Statements of Income and its associated assets and liabilities are classified separately in the Consolidated Balance Sheets.

Laclede Energy Resources, Inc. (LER) is engaged in the marketing of natural gas and related activities on a non-regulated basis. LER markets natural gas to both on-system Utility transportation customers and customers outside of Laclede Gas’ traditional service territory, including large retail and wholesale customers. As such, LER’s operations and customer base are subject to fluctuations in market conditions.

Other subsidiaries provide less than 10% of consolidated revenues.

Based on the nature of the business of the Company and its subsidiaries, as well as current economic conditions, management focuses on the following key variables in evaluating financial condition and results of operations and managing the business:

Regulated Gas Distribution Segment:

•	The Utility’s ability to recover the costs of distribution of natural gas to its customers,
•	The impact of weather and other factors, such as customer conservation, on revenues and expenses,
•	Adjusting to changes in the regulatory environment as well as decisions by regulators that impact the Utility’s ability to earn its authorized rate of return,
•	Managing the Utility’s ability to access credit markets and maintain working capital sufficient to meet operating requirements, and
•	Managing the business in a period of natural gas price volatility.

Non-Regulated Gas Marketing Segment:

•	Managing the risks of competition,
•	Regional fluctuations in natural gas prices
•	New national pipeline infrastructure projects,
•	Managing access to credit and/or capital markets, and
•	Managing counterparty risks.

Further information regarding how we seek to manage these key variables is discussed below.

Laclede Group’s strategy continues to include efforts to stabilize and improve the performance of its core Utility, while developing non-regulated businesses and taking a measured approach in the pursuit of additional growth opportunities that complement the Utility business.

As for the Utility, mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of Laclede Group’s strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain more than 16,000 miles of mains and services comprising its natural gas distribution system and related storage facilities. The Utility’s distribution costs include wages and employee benefit costs, depreciation and maintenance expenses, and other regulated utility operating expenses, excluding natural and propane gas expense.  Distribution costs are considered in the ratemaking process and recovery of these types of costs is included in revenues generated through the Utility’s tariff rates, as approved by the MoPSC.  The Utility’s innovative weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. With regard to the storage facilities owned by Laclede Gas, management is currently undertaking an evaluation of the Utility’s natural gas storage field, which was developed more than 50 years ago, to assess the field’s current and future capabilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The settlement of the Utility’s 2007 rate case resulted in enhancements to the Utility’s weather mitigation rate design that better ensure the recovery of its fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retained all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million were shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. The Stipulation & Agreement approved by the MoPSC in the Utility’s 2007 rate case increases the portion of pre-tax income from off-system sales and capacity release revenues that is shared with customers. Effective October 1, 2007, the Utility is allowed to retain 15% to 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.  See the “Regulatory Matters” section on page 31 of this report for additional information on regulatory issues.

Laclede Gas continues to work actively to reduce the impact of higher costs associated with wholesale natural gas prices by strategically structuring its natural gas supply portfolio (to increase its gas supply availability and pricing alternatives) and through the use of financial instruments (to lock in prices and protect its customers from significant increases in the commodity price of natural gas). Nevertheless, the overall cost of purchased gas remains subject to fluctuations in market conditions. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. The generally higher price levels, relative to historical levels, may continue to affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers). Long-term increases in the wholesale cost of natural gas supplies may adversely impact the Utility’s competitive position compared with alternative energy sources.

The Utility relies on both short-term credit and long-term capital markets, as well as cash flows from operations, to satisfy its seasonal borrowing requirements and fund its cost of capital expenditures.  Laclede Gas’ ability to issue commercial paper supported by lines of credit, to issue long-term bonds, or to obtain new lines of credit is dependent on current conditions in the credit and capital markets.  Management continues to focus on maintaining a strong balance sheet and believes it currently has adequate access to credit and capital markets and will have sufficient capital resources to meet its foreseeable obligations.  See the “Liquidity and Capital Resources” section on page 33 for additional information.

Laclede Group continues to develop its other subsidiaries. LER continues to focus on growing its markets on a long-term and sustainable basis by providing both on-system Utility transportation customers and customers outside of Laclede Gas’ traditional service area with another choice in non-regulated natural gas suppliers. LER is working to assemble the team, technology, and resources necessary to expand its geographic service area and the range of services that it now provides. Nevertheless, income from LER’s operations is subject to fluctuations in market conditions. LER’s business is directly impacted by the effects of competition in the marketplace, the impact of new pipeline infrastructure on supply and demand, and the regional commodity price of natural gas. LER reported record earnings during fiscal year 2006 as a result of higher margins, caused by Gulf Coast market volatility, as well as higher wholesale sales volumes. During fiscal 2008, LER reported new record earnings, exceeding fiscal 2006, primarily due to improved margins on sales of natural gas and higher wholesale sales volumes.

In addition to its operating cash flows, LER relies on parental guarantees and loans to cover the lag between when it purchases natural gas and when its customers pay for that gas.  A large portion of LER’s receivables are from customers in the energy industry.  Although LER’s uncollectible amounts are closely monitored and have not been significant, increases in uncollectible amounts from customers are possible and could adversely affect LER’s liquidity and results.

LER carefully monitors the creditworthiness of counterparties to its transactions.  LER performs in-house credit review of potential customers and requires prepayments or letters of credit from non-investment grade customers.  Credit limits for customers are established and monitored.

2.	You state on page 23 that your distribution costs are the primary expenditures you incur. Please quantify these costs and discuss how you fund them.

Response:  The distribution costs referred to on page 23 are itemized and quantified  in “Total Regulated Operating Expenses” set forth in Item 6. “Selected Financial Data” on page 20, excluding “Natural and propane gas”.  We note that, unlike the other regulated operating expense items, natural and propane gas expenses are recovered through the Utility’s PGA Clause.  Distribution costs refer to the Utility’s other regulated operating expenses, including wages and employee benefits, maintenance and depreciation expenses, and other expenses of operating its business, all of which are considered in the ratemaking process. Recovery of these types of costs is provided through revenues generated through the Utility’s general tariff rates, as approved by the MoPSC. In future filings, we will provide additional information, similar to the following:

As for the Utility, mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of Laclede Group’s strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain more than 16,000 miles of mains and services comprising its natural gas distribution system and related storage facilities. The Utility’s distribution costs include wages and employee benefit costs, depreciation and maintenance expenses, and other regulated utility operating expenses, excluding natural and propane gas expense.  Distribution costs are considered in the ratemaking process and recovery of these types of costs is included in revenues generated through the Utility’s tariff rates, as approved by the MoPSC.

Liquidity and Capital Resources, page 33.

3.	Please identify your anticipated capital requirements referenced on page 35.

Response:  Our anticipated capital requirements referenced on page 35 primarily include capital expenditures, scheduled maturities of long-term debt, short-term seasonal needs, and dividends.  In future filings, we will include additional discussion in the paragraph on page 35, similar to the following:

It is management’s view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet its anticipated capital requirements, which primarily include capital expenditures, scheduled maturities of long-term debt, short-term seasonal needs, and dividends.

Form 10-Q for the Periods Ended December 31, 2008 and March 31, 2009
Exhibits 31.1 and 31.2

4.
The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K.  In this regard, you did not include the parenthetical in paragraph 4(d).  Please revise the certification in future filings.

Response:  In future quarterly reports, we will include “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of the Exhibit 31 certifications for the first, second and third quarter reports.

Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17
Benchmarking and Comparator Groups, page 18

5.
You mention that the Committee reviews competitive market compensation data “to help ensure that the pay opportunities being delivered to [y]our executive officers are competitive with the labor markets in which [you] compete for talent.”  Explain what reference points you utilized and, if you engaged in any benchmarking of the base salary, annual and long-term incentives, please identify the benchmark and the components of the benchmark, including the “several third party survey sources” to which you make reference.  In this regard, we note your reference under “Base Salary” to “bringing salaries closer to the median of the comparator group;” clarify whether you were also trying to bring any other components of executive compensation to the median (or some other benchmark) of the comparator group.  Please also explain how you use the third party survey sources.  See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Response:  Each year the Compensation Committee (“Committee”) evaluates a number of factors when determining executive compensation levels.  The use of survey market data is one element of this decision-making process.

To assist the Committee in its annual market review of each executive officer’s compensation, the Committee’s independent consultant, Frederic W. Cook & Co. Inc., prepares an analysis of the market competitiveness of compensation for each officer.  Frederic W. Cook & Co. Inc. uses a combination of survey and peer company pay information to establish competitive market rates for base salary and annual and long-term incentives for the officer positions.  For 2008 compensation decisions, the Committee used the following sources to develop an understanding of the compensation paid to officers holding similar positions at companies with revenues similar to ours:

1)
Comparator group data,  as disclosed publicly, from the companies listed on page 19 of our proxy statement, provides information regarding the pay levels and programs at the companies with whom we directly compete for executive talent;

2)	American Gas Association (AGA) annual compensation survey provides an additional broader sources of reliable and consistent industry-specific data; and
3)	General industry data from multiple survey sources, including Mercer and Watson Wyatt, provides an additional reference market for consideration.

Of the sources listed above, the Committee places more emphasis on our direct comparator group and broader energy industry sources.

The AGA survey and general industry data are proprietary third party surveys, and the specific identity of respondents for any given position is not provided to Laclede.  Because of the large variance in size among participating companies within the general industry surveys, Frederic W. Cook & Co. Inc. conducted analyses, including regression, to adjust the compensation data for differences in revenue size.  These adjusted data were used as the basis for comparison between us and the companies participating in the third party surveys.

The Committee reviewed current pay levels compared to the market data provided.  As referenced on page 19 of the proxy statement, the Committee made market adjustments (on a case-by-case basis) to bring certain officer base salaries closer to the median of the comparator group.  The Committee also increased target opportunities in the Annual Incentive Plan for fiscal year 2008 to be more competitive with the median of the market data.

Through reviewing each component of the executive’s total target compensation compared to the market data, the Committee tries to ensure that each executive’s total target compensation is competitive with market median.  Other subjective factors are also considered when the Committee makes compensation decisions, such as individual performance, experience, future potential, expertise, and a comparison of the specific job to the benchmark position.

Annual Incentive Plan, page 19

6.
Please elaborate upon how the Individual Objectives for each named executive officer are determined and whether these objectives are set at the outset of the fiscal year or are assessed retrospectively.  In this regard, it is unclear whether the discussion you provide relating to, for example, Mr. Waltermire’s “contributions to the SM&P sale and his success in several financial initiatives” are a reflection of his Individual Objectives or whether these considerations reflected a discretionary increase to his award.

Response:  Individual objectives for each named executive officer are set at the beginning of the fiscal year and are related to each executive’s functional area of responsibility.  Performance status is reviewed periodically during the year, and a final evaluation occurs shortly after the end of the fiscal year.  There are instances where additional objectives may be established during the year, when warranted.  An example is the sale of our SM&P subsidiary, in which Mr. Waltermire played a key role.  In that instance, a discretionary adjustment was applied to his Annual Incentive Plan award to acknowledge his role in the success of that objective, which was not contemplated at the beginning of the fiscal year when annual objectives were set.

7.	Please also explain how you arrived at the Target Opportunity percentages.

Response:  The Target Opportunity percentages were formulated based on survey information compiled by the compensation consultant from industry specific data and comparator group data.  As discussed in the Role of the Compensation Committee on page 17 and in Benchmarking and Comparator Groups on page 18, the Committee seeks to establish Annual Incentive Plan target opportunities at levels that are competitive with the market median.  The Target Opportunity percentages in the Annual Incentive Plan were approved by the Committee following an assessment by its independent compensation consultant as to the total target compensation packages for the executive officers.

Long-term incentives, page 21
Equity Incentive Plan, page 21

8.
We note that you have not provided a quantitative discussion of the specific terms of the necessary targets to be achieved for your named executive officers to earn their long-term incentive compensation in 2008-2010.  Please disclose or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.  See instruction 4 to Item 402(b).

Response:  We did not provide information on the performance targets for the performance-contingent restricted stock with a performance period of 2008-2010.  As set forth in Instruction 2 to Item 402(b) of Regulation S-K, information relative to these awards need only be disclosed if it affects a fair understanding of the named executive officers’ compensation for the 2008 fiscal year.  We do not believe that the targets for the 2008-2010 performance period are relevant to a fair understanding of the equity incentive plan and the awards earned in 2008.

While not required, we have disclosed the specific performance criteria for those 2008 grants (i.e., three-year average earnings per share growth and dividend growth, as well as total shareholder return performance relative to the comparator group identified in the Compensation Discussion and Analysis).  Under the facts and circumstances of how our performance-contingent restricted share program is administered, we do not believe the specific figures are material to an understanding of the named executive officers’ compensation for the most recent fiscal year or an understanding of the grants made in that fiscal year.  The specific targets represent merely a starting point to ascertain the amount of award, if any, that ultimately could be earned.  As disclosed in our Compensation Discussion and Analysis, the structure of the grants is designed such that the combination of different performance levels measured against the applicable metrics could cause the awards to be earned.  An increase or decrease in one metric does not necessarily mean the award has been earned or forfeited as that determination depends also on the performance level of the other metric.  Further, the performance under these metrics becomes less significant if performance under the total shareholder return metric is not sufficient and the Committee exercises its discretion to reduce what otherwise would be earned using only the EPS and dividend growth metrics.  Thus, the disclosure of a specific target level for each metric is not representative of what actually is required to earn the shares under the grants.  Rather, disclosure that we have already provided in our proxy statement of the types of measures, their weightings, the roles of total shareholder return and negative Committee discretion, and – after a history of performance of such awards has been obtained – historical performance in earning such grants, provide the information material to understanding the grants.

9.
Please explain the statement, “[d]etermination of performance between threshold and target performance and between target and high performance is based on straight line interpolation, as determined by the Committee.”

Response:  The statement “[d]etermination of performance between threshold and target performance and target and high performance is based on straight line interpolation, as determined by the Committee” refers to the method in which we compute the amount of performance-contingent restricted stock earned by the EIP participants.  The reference to “determined by the Committee” is to the Committee’s certification of the performance, rather than a discretionary determination.

Summary Compensation Table, page 26

10.
We direct your attention to the disclosure in footnote four regarding all other compensation.  It appears that the disclosure has combined the amount for the sports boxes, automobile allowance, club memberships, life insurance premiums, parking and spousal travel.  Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K requires that you specifically identify and quantify any item (other than a perquisite or personal benefit) whose value exceeds $10,000 and that you quantify each perquisite or personal benefit whose value exceeds $25,000.  The footnote should provide the value of each separate item, perquisite or personal benefit required to be included in the footnote.

Response:  All items that exceed $10,000 (other than perquisites or personal benefits) have been identified and quantified in footnote four.  We confirm that none of the individual perquisites or personal benefits included in footnote four exceeds $25,000.

Potential Payments upon Termination or Change in Control, page 35

11.
With respect to the potential payments upon termination or change in control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Response:  The Management Continuity Protection Plan, pursuant to which the Management Continuity Protection Agreements are executed, is a long-standing plan adopted by the Board of Directors and has been in place since 1991.  The agreements executed pursuant to the plan are form agreements that are not separately negotiated with participants.  The Compensation Committee considers the benefits under this plan, including the terms and conditions of the agreements, as part of the total compensation for the executives.  As noted in the proxy statement, the plan provides separate tiers of severance benefits based on the position a participant holds within the Company.  The multiples used in the plan and these agreements generally are consistent with customary practices.  As noted in the Compensation Discussion and Analysis, the Company does not have employment agreements with, or any other severance plan for, any of the executives.  Benefits under the plan are not payable if the officer has reached normal retirement age of 65, and the amount of the benefit payable under the agreement is reduced as the officer approaches normal retirement age.  There is no gross-up of any benefit.  Thus, Mr. Neises, who is 68, has no benefit under the plan.

*     *     *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in your letter dated May 7, 2009 but if any items require clarifications, please contact me at 314-342-0510 or, in my absence, Mary Kullman, Chief Governance Officer and Corporate Secretary at 314-342-0503,  if you have any further questions or comments.

Sincerely,

/s/ Douglas H. Yaeger

cc:           Ronald E. Alper
Mara Ransom